SD 3/25/05



SECU 05041322 SION



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 20438

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Morehead House Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7700 Canterbury St.
(No. and Street)

Prairie Village, KS 66208
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marvin A. Birnbaum
(Name – *if individual, state last, first, middle name*)

11016 Cardinal Crest Lane Las Vegas, NV 89144
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/29/05

OATH OR AFFIRMATION

I, Allan Abrams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Merchant House Securities, Inc., as of Dec. 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



MYRNA STEIN
NOTARY PUBLIC
STATE OF KANSAS
My Appt. Exp. Feb 12, 2006

Johnson County

Myrna Stein Jan 19, 2005
Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MERCHANTHOUSE SECURITIES, INC.

Report on Examination of Financial Statements

FOR THE YEAR ENDING DECEMBER 31, 2004

MARVIN A. BIRNBAUM
Certified Public Accountant
11016 CARDINAL CREST LANE
LAS VEGAS, NEVADA 89144
PHONE (702) 243-7281
FAX (702) 243-6428

INDEPENDENT AUDITORS' REPORT

MerchantHouse Securities, Inc.
Attn: Mr. Allan Abrams
7700 Canterbury Street
Prairie Village, KS 66208

Dear Mr. Abrams:

We have audited the accompanying statements of financial condition of MerchantHouse Securities, Inc. as of December 31, 2004, and related statements of income, changes in financial condition, changes in stockholders equity, changes in liabilities subordinated to claims of creditors, net capital computation, and the other attached and required items of computations, reconciliation, and reports for the year then ended. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to present fairly, in all material respects, the financial position of MerchantHouse Securities, Inc. as of December 31, 2004, and the results of its operations for the year then ended in conformity with generally accepted accounting principles.



Marvin A. Birnbaum
Certified Public Accountant

January 22, 2005

MERCHANTHOUSE SECURITIES, INC.
FOR THE YEAR ENDED DECEMBER 31, 2004

(b) STATEMENT OF FINANCIAL CONDITION

Assets	
Cash	$11,538
Total Assets	$11,538
Liabilities and Stockholders Equity	
Liabilities payable to non-customers	$ 0
Stockholders' Equity	11,538
Total Liabilities and Ownership Equity	$11,538

(c) STATEMENT OF INCOME

Revenue	
Commissions Earned	$ 7,500
Variable Annuity Income	5,665
Interest Income	94
Private Placement Commissions	30,000
Money Fund Dividend	11
Expense Reimbursement	20,000
Total Revenue	63,270
Expenses	
Bank Charges	126
Commission Expense	22,300
Legal and Professional Expense	3,000
Regulatory Fees and Expenses	22,644
Administrative Exp. Parent	17,250
Compensation Expense	5,000
Total Expenses	70,320
Net Income	$ -7,050

(d) STATEMENT OF CHANGES IN FINANCIAL CONDITION

(e) STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY

Cash/balance, January 1, 2004	$ 6,310
Net income (loss)	-7,050
Plus: Net capital additions	12,278
Cash/balance, December 31, 2004	$11,538

(g) COMPUTATION OF NET CAPITAL

Total ownership equity--qualified for net capital	$11,538
Less: Haircut on Money Market Fund	201
Net capital	$11,337

EXCESS NET CAPITAL

Net capital	$11,337
Less: Minimum net capital requirement of B/D	5,000
Excess Net Capital	$ 6,337

MERCHANTHOUSE SECURITIES, INC.
FOR THE YEAR ENDED DECEMBER 31, 2004

(h - j) RULE 15c3-3: COMPUTATION FOR RESERVE REQUIREMENT; INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS, & RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND DETERMINATION OF RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3

Broker/dealer exempted under Rule 15c3(k)20(ii)

(k) RECONCILIATION PURSUANT TO RULE 17a-5(d)(4) OF AUDITED AND UNAUDITED STATEMENTS December 31, 2004

There are no differences between the amounts indicated in the audited report and the amounts indicated in the firm's unaudited Form X-17a-5 filed with the NASD for the quarter ending December 31, 2004

(n) MATERIAL INADEQUACIES REPORT

No material inadequacies have been found to exist since the previous audit.